UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File Number 1-10602

Mid-America Bancorp
(Exact name of registrant as specified in its charter)

500 West Broadway, Louisville, Kentucky 40202
Telephone: (502) 589-3351
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, no par value
(Title of each class of securities covered by this Form)

None
(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	[X]*	Rule 12g-4(a)(2)(ii)	[ ]	Rule 12h-3(b)(2)(i)	[ ]
Rule 12g-4(a)(1)(ii)	[ ]	Rule 12h-3(b)(1)(i)	[ ]	Rule 12h-3(b)(2)(ii)	[ ]
Rule 12g-4(a)(2)(i)	[ ]	Rule 12h-3(b)(1)(ii)	[ ]	Rule 15d-6	[ ]

Approximate number of holders of record as of the certification or notice date: None

*Mid-America Bancorp was merged into BB&T Corporation on March 8, 2002.

          Pursuant to the requirements of the Securities Exchange Act of 1934, BB&T Corporation, the successor by merger to Mid-America Bancorp, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

DATE: March 14, 2002	BB&T CORPORATION

By: /s/ Jerone C. Herring
Jerone C. Herring
Executive Vice President, General Counsel
and Secretary

[BB&T Corporation letterhead]

March 14, 2002

VIA EDGAR
Securities and Exchange Commission
450 Fifth Street
Washington D.C. 20549

          Re: Mid-America Bancorp-- Form 15

Ladies and Gentlemen:

          On behalf of Mid-America Bancorp (the "Company") and pursuant to Rule 12g-4 under the Securities Exchange Act of 1934 and Rule 10l(a) of Regulation S-T, we are transmitting via EDGAR a Form 15 relating to the deregistration of the Company's common stock, no par value per share.

          If you have any questions regarding this Form 15, please contact the undersigned at (336) 733-2180.

Very truly yours,

BB&T CORPORATION

By: /s/ Jerone C. Herring
Jerone C. Herring
Executive Vice President, General Counsel
and Secretary